3/16/2004

UNI
SECURITIES AND
Washington, D.C. 20549

04002096

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SEC MAIL PROCESSING RECEIVED FEB 25 2004 WASH. D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harold C. Brown & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HSBC Center, Suite 3800
(No. and Street)

Buffalo (City) | New York (State) | 14203-2898 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Annette Palumbo | (716) 854-2500 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freed Maxick & Battaglia, CPAs, PC
(Name - *if individual, state last, first, middle name*)

800 Liberty Building (Address) | Buffalo (City) | New York (State) | 14202 (Zip Code)

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Katherine A. Christoferson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harold C. Brown & Co., LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Katherine A. Christoferson
Signature

Chief Executive Officer
Title

Annette M. Palumbo
Notary Public, State of New York
Qualified in Erie County
My Commission Expires August 28, 2005

Annette M Palumbo
Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Harold C. Brown & Co., LLC
(A Limited Liability Company)

We have audited the accompanying balance sheet of Harold C. Brown & Co., LLC (A Limited Liability Company) as of December 31, 2003, and the related statements of operations, cash flows, and changes in members' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold C. Brown & Co., LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule "Computation of Net Capital in Accordance with Rule 15c3-1 under the Securities Exchange Act of 1934" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York
January 16, 2004

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

BALANCE SHEET
December 31, 2003

ASSETS		
Cash and cash equivalents	$	874,560
Investment advisory revenue receivable		19,859
Prepaid expenses and other assets		140,955
Escrow deposit with clearing organization		25,000
Property and equipment, net		252,895
Intangible assets, net		1,952,194
Total assets	$	3,265,463
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Compensation payable	$	234,760
Accounts payable and other accrued expenses		170,873
Total liabilities		405,633
Members' equity:		
Members' capital		3,000,000
Accumulated deficit		(140,170)
Total members' equity		2,859,830
Total liabilities and members' equity	$	3,265,463

See accompanying notes.

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME
For the Year Ended December 31, 2003

Revenues:	
Investment advisory services	$ 3,390,758
Commissions	88,252
Other revenue	78,706
Money market distribution assistance	56,020
Interest and dividends	1,547
Losses on firm trading/errors accounts	(5,680)
	3,609,603
Expenses:	
Compensation and benefits	1,438,875
General and administrative expenses	750,543
Commissions - other brokers-dealers	293,896
Depreciation and amortization	112,680
Regulatory fees and expenses	43,551
	2,639,545
Net income	$ 970,058

See accompanying notes.

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 970,058
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	112,681
Decrease in assets:	
Investment advisory revenue receivable	202,208
Prepaid expenses	17,399
Increase (decrease) in liabilities:	
Compensation payable	225,427
Accounts payable and other accrued expenses	(171,337)
Net cash provided by operating activities	1,356,436
Cash flows from investing activities:	
Net cash paid for purchase of business	(1,303,022)
Purchase of property and equipment	(13,159)
Net cash used by investing activities	(1,316,181)
Cash flows from financing activities:	
Distributions	(1,110,228)
Members contributions	1,944,533
Net cash provided by financing activities	834,305
Net increase in cash and cash equivalents	874,560
Cash and cash equivalents - beginning of year	-
Cash and cash equivalents - end of year	$ 874,560

See accompanying notes.

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2003

	Members' Capital	Accumulated Deficit	Total
Balance, January 1, 2003	$ -	$ -	$ -
Members' contributions	3,000,000	-	**3,000,000**
Distributions	-	(1,110,228)	**(1,110,228)**
Net income	-	970,058	**970,058**
Balance, December 31, 2003	$ 3,000,000	$ (140,170)	$ 2,859,830

See accompanying notes.

NOTE 1. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Harold C. Brown & Co. LLC, (A Limited Liability Company), (the Company) acts as an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and investment advisor who clears all transactions with and for customers located throughout the United States on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers. The Company was organized in 2002 for the purpose of acquiring the assets of another entity. This transaction occurred during June 2003. Prior to the acquisition the Company had minimal activity associated with the set-up of the organization.

Concentration of Credit Risk - The Company has an exposure to credit risk associated with non-performance of its brokerage customers in fulfilling their contractual obligations pursuant to securities transactions. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure relating to such non-performance by these customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. Although the cash accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the financial institutions. Management reviews the financial viability of these institutions on a periodic basis.

Transactions - Proprietary securities transactions in regular way trades, along with related commission revenue and expense, are recorded on a trade-date basis.

Revenue - Investment advisory services revenue is received quarterly, in arrears, or monthly, based upon the market value of the customer's account at the end of the quarter or the end of the previous month, respectively. Fees charged vary based upon the asset value of the account. The Company recognizes this revenue as earned.

Income Taxes - The Company has elected to be treated as a partnership for income tax purposes. Federal and state regulations provide that, in lieu of corporate income taxes the members separately account for their respective share of the Company's items of income, deductions, losses and credits.

Personal Assets and Liabilities and Members' Salaries - In accordance with the generally accepted method of presenting partnership financial statements, the financial statements do not include the personal assets and liabilities of the members, including their obligation for income taxes on their distributive shares of the net income of the Company. In addition, the expenses shown in the income statements do not include any salaries to the members.

Statement of Cash Flows - The Company considers investments with original maturities of 90 days or less to be cash equivalents.

NOTE 1. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment - Property and equipment acquired as part of the asset purchase (see Note 2) have been recorded at fair market value. All other acquisitions have been stated at cost. Depreciation is computed using straight line and accelerated methods based on the estimated useful life of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the terms of the lease.

Intangible Assets - The Company accounts for intangible assets in accordance with the provision of Financial Accounting Standards Boards, Statement No. 142 "Goodwill and Other Intangible Assets" (FAS 142).

Among FAS 142 provision is a requirement that goodwill and infinite lived intangible assets are no longer amortizable, but instead is subject to an impairment test, which is to be performed at least annually.

Organizational Costs - In accordance with SOP 98-5, organizational costs have been expensed as incurred. At December 31, 2003 total organizational expenses incurred and expensed amounted to $6,628.

Advertising - The Company expenses advertising as incurred. Advertising expense was $4,158 for the year ended December 31, 2003.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. - BUSINESS COMBINATION

On June 27, 2003 the Company entered into an asset purchase agreement whereby they purchased certain assets through the assumption of $351,541 in liabilities, the payment of $1,980,770 cash and the distribution of a $297,300 note receivable. The following is a schedule of the recorded value of assets purchased and liabilities assumed:

Assets Purchased:	
Cash and cash equivalents	$ 682,001
Investment advisory revenue receivables	222,068
Prepaid expenses and other assets	154,098
Escrow deposit with clearing organization	25,000
Property and equipment	289,573
	$ 1,372,740
Liabilities Assumed:	
Accounts payable and other accrued expenses	$ 351,541

NOTE 2. - BUSINESS COMBINATION (CONTINUED)

The excess of the purchase price over the fair value of assets acquired of approximately $1,257,000 has been recorded as an intangible asset subject to amortization in accordance with the provisions of Financial Accounting Standards Board Statement No. 141 "Business Combinations" (FAS 141).

Simultaneous with this transaction, two members contributed a trade name to the Company having a cost and fair value of approximately $758,000. This amount has been recorded as an intangible asset and an equity contribution. This intangible asset is not subject to amortization, however it will be subject to an annual impairment test in accordance with the provisions of Financial Accounting Standards Board Statement No. 142 - "Goodwill and Other Intangible Assets."

NOTE 3. - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 104,740
Software	54,059
Equipment	106,881
Leasehold improvements	37,052
	302,732
Less: Accumulated depreciation	(49,837)
	$ 252,895

NOTE 4. - INTANGIBLE ASSETS

Intangible assets consist of the following:

	$	Amortization Period
Intangible assets subject to amortization:		
Customer accounts/relationships	$ 1,256,871	10 years
Less: Accumulated amortization	(62,844)	
	1,194,027	
Intangible assets not subject to amortization:		
Trade name	758,167	Indefinite
Intangible assets, net	$ 1,952,194	

Amortization for the year ended December 31, 2003 was $62,844. Annual amortization for the next five years subsequent to December 31, 2003 will be $125,688 each year.

NOTE 5. - OPERATING LEASE

The Company currently rents office space under a lease agreement which expires in 2012 and calls for monthly rental payments escalating from $18,534 per month to $20,715 per month over the term of the lease. The Company is recognizing this expense on a straight-line basis over the term of the lease. At December 31, 2003 the Company has approximately $7,400 of deferred rent obligation included in other accrued expenses on the balance sheet. The Company is also responsible for their proportional share of various shared costs of the landlord, which include taxes, utilities and operating expenses. This lease is partially guaranteed by the members of the Company. Rental expense under the term of this lease agreement amounted to approximately $126,000 for the year ended December 31, 2003.

Future minimum lease commitments are estimated as follows:

2004	$ 222,000
2005	222,000
2006	230,000
2007	235,000
2008	243,000
Thereafter	850,000
	$ 2,002,000

NOTE 6. - 401(k) PROFIT SHARING PLAN

The Company has a profit sharing plan for eligible employees. The contribution to the profit sharing plan is discretionary and is determined annually by the Company. For the year ended December 31, 2003, no discretionary contribution has been made.

Additionally, as part of the profit sharing plan, a 401(k) deferral option is available. Eligible employees may elect to defer up to 50% of their compensation with the Company making matching contributions. The Company's matching contribution for the year ended December 31, 2003 was approximately $39,000.

NOTE 7. - NET CAPITAL REQUIREMENT

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed 8 times net capital (generally Company capital less reductions for assets not readily convertible into cash at full value).

At December 31, 2003, the Company's net capital and required net capital, as defined, were $503,849 and $50,704, respectively. The ratio of aggregate indebtedness to net capital was approximately .8 to 1.

NOTE 8. - RESERVE REQUIREMENT

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE 9. - SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities:

Distribution of note receivable in connection with asset purchase agreement	$ 297,300
Assumption of liability in connection with asset purchase	$ 351,541
Contribution of intellectual property and note receivable as equity	$ 1,055,457

HAROLD C. BROWN & CO., LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2003

Total members equity	$	2,859,830
Deductions and/or charges:		
Total non allowable assets:		
Investment advisory revenue receivable (net of related compensation payable of $9,922)		9,937
Property and equipment, net		252,895
Prepaid expenses and other assets		140,955
Intangible assets		1,952,194
Net capital	$	503,849
Computation of basic net capital requirement:		
Net capital requirement (greater of 12.5% of aggregate indebtedness [$50,704] or $50,000)	$	50,704
Excess net capital	$	453,145
Aggregated indebtedness:		
Accounts payable and accrued expenses	$	405,633
Ratio: Aggregate indebtedness to net capital		.8 to 1

There are no material differences between the computation of net capital above and the Respondent's computation included in the unaudited Part -A of Form X-17A-5 as of December 31, 2003. Accordingly, no reconciliation of the two computations is deemed necessary.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Harold C. Brown & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Harold C. Brown & Co., LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York
January 16, 2004